AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

VIA FACSIMILE: 202-772-9368
(Original to follow by mail)

October 20, 2009

Attention: Karl Hiller – Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Mr. Hiller:

RE:	Avino Silver & Gold Mines Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed July 15, 2009
File No. 0-09266

Thank you for your letter dated September 25, 2009 with respect to the Form 20-F (the “Form 20-F”) for the year ended December 31, 2008 filed by Avino Silver & Gold Mines Ltd. on July 15, 2009. We enclose our responses to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter. Once we have cleared these comments with you, we will file an amended Form 20-F with the amendments indicated below.

Operating and Financial Review and Prospects, page 42

COMMENT

D. Trend Information, page 45

1.
We note your disclosure stating that you do not believe you are subject to the disclosure requirements of Item 5.D of Form 20-F because you are a mineral exploration company with no producing properties; this is not an accurate view. The information you are required to discuss under this heading include any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on income from continuing operations, profitability, liquidity or capital resources; or which would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. Please comply with this disclosure requirement.

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RESPONSE

We intend to amend the Form 20-F to include the following:

“The Company is currently focusing on upgrading the plant and mine facilities in preparation for a bulk sampling program from the San Gonzalo zone in addition to further exploration of many unexplored areas of the Avino Property. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could effect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations. However, at this time, there are no specific trends, uncertainties, demands, commitments or events known to the Company that are likely to have a material effect on the Company’s business.”

COMMENT

F. Tabular Disclosure of Contractual Obligations, page 46

2.
We note your table of contractual obligations does not include your future income tax liabilities. The guidance in Item 5.F of Form 20-F requires other long-term liabilities reflected on your balance sheet in accordance with generally accepted accounting principles to be included in the table for the periods specified.

RESPONSE

From a GAAP and tax perspective, the future income tax liabilities are not a contractual obligation and therefore we had not included this under Item 5.F. However, upon review of this requirement for the Form 20-F, we agree that this should be disclosed. Accordingly, we intend to revise the table to include the Company’s future income tax liabilities as follows:

As at December 31, 2008, the Company had the following contractual obligations:

	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Drilling Contract	$121,950	$121,950	-	-	-
Future Income Tax Liabilities	1,933,569	-	-	-	1,933,569
Total	$2,055,519	$121,950	-	-	$1,933,569

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Financial Statements, page 69

COMMENT

Note 3 – Significant Accounting Policies, page 75

3.
We note your disclosure stating that under Canadian GAAP you intend to use the declining balance method of depreciating your mine mill, machinery and plant, and mine facilities and equipment. Under U.S. GAAP, we would expect you to utilize the units of production method to amortize these assets, based on proved and probable reserves as defined in Industry Guide 7, when they are ready for use.

RESPONSE

We agree with the use of units of production based depreciation policy when the mine mill, machinery and plant are operating. As noted in the financial statements, these assets are not in active use as they are under construction so no depreciation has yet been recorded. There presently is no impact on the financial statements from this depreciation issue as it will be a future event.

Note 10 – Share Capital, page 88

COMMENT

4.
We note your disclosure stating that on February 29, 2008 the TSX Venture Exchange approved the extension of the expiry date for warrants expiring on March 20, 2008. We also note your disclosure on page 97 indicating that you extended the expiry date of these same warrants a second time on February 25, 2009.

Please expand your disclosure under this heading, and in your U.S. GAAP Note 23, to explain how you have accounted for the modification of the terms of these warrants under Canadian GAAP and U.S. GAAP. Please indicate the reasons why the expiration date of the warrants was extended, in each instance, and whether you received any consideration in exchange for modifying the terms of the warrants. We expect that you would account for each extension under U.S. GAAP, following the guidance in paragraph 56 of SFAS 123(R) by analogy.

RESPONSE

We have considered your comment and respectfully disagree with the application of paragraph 56 SFAS 123(R) by analogy or otherwise.  The warrants were issued to shareholders (not employees) that purchased shares in a CDN$10 million private placement completed in the January 31, 2007 year end. Of the CDN$10 million raised, CDN$3,578,383 was allocated to contributed surplus for the warrants issued in the private placement. The warrants remain outstanding and no consideration has been received for the extensions of the expiry date of the warrants. Since no further consideration has been received the total amount in shareholders’ equity relating to the CDN$10 million private placement remains unchanged. The warrant

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expiration dates were extended as the warrants remained unexercised as the time to the expiration date shortened. The warrants were not issued as a share-based payment and no goods or services were received for the warrant expiry date extensions. The guidance in SFAS 123(R) including the referenced paragraph 11, 17 and 33 including footnote 19 relate to share-based payments as compensation for goods or services provided, or relate to equity linked liabilities or settlements. Paragraph 56 of SFAS 123(R) provides guidance on the cancellation and replacement of equity awards issued as compensation. The warrants or their expiration date extension were not an award for service and do not involve a liability settlement or an equity based settlement, so no compensation cost or expense has been recognized.

COMMENT

5.
We note your disclosure on page 78 identifying the Mexican peso as your functional currency, although indicating the Canadian dollar is your reporting currency. Please tell us the designated currency for the exercise prices on all outstanding stock options and warrants and if these do not correspond to your functional currency, explain how your U.S. GAAP accounting is consistent with the guidance in paragraph 33 and footnote 19 of SFAS 123(R), or paragraph 17 of SFAS 133, considering the difficulty under paragraph 11(a) for equity-linked instruments that are not indexed to your common stock.

RESPONSE

Financial statement Note 3(vi) on page 77 of the Form 20-F discusses the translation of the Mexican Peso and financial statement Note 3(viii)(e) on page 78 of the Form 20-F discusses the risks of all Mexican Peso denominated financial instruments. The Company’s functional and reporting currency is the Canadian dollar and all outstanding stock options and warrants are Canadian dollar based.

Note 23 – Differences between Canadian and United States Generally Accepted Accounting Principles, page97

ii) Mineral Properties and Deferred Exploration Expenditures, page 98

COMMENT

6.
We note your disclosure stating that U.S. GAAP requires acquisition costs relating to unproved mineral properties to be expensed as incurred, and that for cash flow statement purposes, such costs are shown under operating activities. While we believe the practice you have described is appropriate for exploration costs, expensing the acquisition costs of unproved properties is not in compliance with U.S. GAAP.

Specifically, the guidance in EITF 04-02 clarifies that mineral rights, as defined by that Issue, should be accounted for as tangible assets, even in advance of having proven and probable reserves established on the property. Accordingly, the costs associated with the acquisition of mineral properties and mineral rights should be capitalized and any related cash expenditures should be reported within the investing activities section of the statements of cash flows in accordance with testing in subsequent periods, following the guidance in SFAS 144 and EITF 04-3. Please revise your disclosure and, if necessary, your accounting for mineral properties under U.S. GAAP.

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When preparing your disclosure, please be sure to differentiate between exploration, development and production costs for U.S. GAAP purposes.

The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for productions, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please contact us by telephone if you require further clarification or guidance.

RESPONSE

We have considered your comment and agree with the application of SFAS 144 and EITF04-3. All mineral property costs in operating expenses and in operating cash flow statement relate to unproven mineral properties. The most recent acquisition of mineral properties occurred back in fiscal January 31, 2007 when Mexican mineral properties were acquired by the issuance of common shares of the Company as consideration, thus it was a non-cash transaction and there are no cash expenditures to report in the investing activities of the cash flow statement disclosed on financial statement Note 23. We agree that expensing the acquisition costs of unproven mineral properties is not in compliance with U.S. GAAP, although in this circumstance the costs are an expense of fiscal January 31, 2007. The results of impairment testing on the unproven mineral properties in accordance with SFAS 144 and EITF 04-3 is an impairment expense equal to the full acquisition cost of the mineral properties. In fiscal January 31, 2007 expenses include the full amount of the acquisition costs and an amount equal to impairment. There presently is no net difference on the financial statements from this issue. Accordingly, we do not propose to make any amendments to the Form 20-F.

Engineering Comments

History, page 18 and 19

COMMENT

7.
We note that you use language in this section and other locations of your filing about assay values, including “as high as”, “ranging from,” and “up to”. When reporting the results of sampling and chemical analyses regarding mineralization of existing or potential economic significance on your property, please adhere to the following guidance.

•	Disclose only weighed-average sample analyses associated with a measure length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of substantial and disclosed weight.

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•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.
•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from”.
•	Eliminate statements containing grade and/or sample-width ranges.
•	Sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid ambiguous adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

RESPONSE

We intend to revise our disclosure on pages 18 and 20 to comply with this guidance. Attached are excerpts from the original Form 20-F with the revisions shown.

COMMENT

8.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

RESPONSE

We intend to insert the following paragraph on page 16 under the subheading “D. Property, Plants and Equipment”:

“The Company uses detailed sampling to provide the basis for quality estimates and grades of its mineral discoveries.  Samples are collected under the supervision of a qualified person who then follows procedures for the collection, sample preparation and chain of custody guidelines for the shipment of the samples to a certified commercial laboratory as set out in National Instrument 43-101. These commercial labs have standard Quality Assurance/Quality Control protocols in place for the various assaying methods that are being used on the samples. In addition, blanks, standards and duplicates are generally used to confirm the validity of the results before they are reported.

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Olympic-Kelvin Property, page 20

COMMENT

9.
We note you refer to the Bralorne/Pioneer mines and indicate that these mines are the largest past producers in the Canadian Cordillera: and it appears you are referring to other mines and other mineral properties that exist in the proximity of your properties. Such disclosure may cause investors to infer that your properties also have commercial mineralization, because of their proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine; remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration by other companies; and focus the disclosure solely on your properties.

RESPONSE

We intend to make revisions to the disclosure on page 20 of the Form 20-F under the subheading “Property, Plants and Equipment”. Attached are excerpts from the original Form 20-F with the revisions shown.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (604) 682-3701.

Sincerely,

Avino Silver & Gold Mines Ltd.

Per:

/s/ Lisa Sharp
Lisa Sharp, Chief Financial Officer

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